UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 29, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 29, 2016, regarding the share buy-back transactions.

Istanbul, December 29, 2016

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decision on July 27, 2016, our company purchased a total of 155,000 shares at a price range of TRY 9.44 – 9.48 totaling TRY 1,466,995 on December 28, 2016. With this transaction, our ratio of shares in company capital have reached 0.212%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
28.12.2016	Buy	10,125	9.44	95,580	4,501,063	0.205%	4,511,188	0.205%
28.12.2016	Buy	15,000	9.45	141,750	4,511,188	0.205%	4,526,188	0.206%
28.12.2016	Buy	60,000	9.46	567,600	4,526,188	0.206%	4,586,188	0.208%
28.12.2016	Buy	35,000	9.47	331,450	4,586,188	0.208%	4,621,188	0.210%
28.12.2016	Buy	34,875	9.48	330,615	4,621,188	0.210%	4,656,063	0.212%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 29, 2016	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 29, 2016	By:	/s/ Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President